September 7, 2000

VIA ELECTRONIC TRANSMISSION

James Budge
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

     Re: Laidlaw Global Corporation- Registration Statement on Form SB-2 Commission File No. 333-30386; Filed February 14, 2000

Dear Mr. Budge:

     Pursuant to Regulation C, Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Laidlaw Global Corporation (the "Issuer") hereby applies for withdrawal of the above-referenced registration statement on Form SB-2 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2000.

     The Issuer requests such withdrawal because the Purchase Warrants, underlying the Common Stock sought to be registered, expired on July 24, 2000, without any holder exercising said Purchase Warrants, and the selling shareholders will sell their shares in accordance with Rule 144 of the Securities Act.

     The Issuer respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the earliest possible date.

                                             Very Truly Yours,

                                             Laidlaw Global Corporation


                                             By:     /s/ Roger Bendelac
                                                  -------------------------
                                                  Roger Bendelac, President

cc:  Michael Beckman, Esq.